

DIVISION OF
CORPORATION FINANCE

August 24, 2009

R. Terry Leiweke
Chief Executive Officer
World Series of Golf, Inc.
10161 Park Run Drive
Suite 150
Las Vegas, NV 89145

> **Re: Item 4.02 Form 8-K**
> **Filed April 13, 2009**
> **File No. 333-140685**

Dear Mr. Leiweke:

We have completed our review of your Form 8-K have no further comments at this time.

Sincerely,

Theresa Messinese
Staff Accountant